February 2, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire DeLabar
Robert Littlepage
Austin Pattan
Kathleen Krebs

Re:	Direct Digital Holdings, Inc. Registration Statement on Form S-1, as amended (File No. 333-261059) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Direct Digital Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on February 3, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, McGuireWoods LLP, by calling Rakesh Gopalan at (704) 343-2275 or David Wolpa at (704) 343-2185.

Thank you for your assistance in this matter.

Very truly yours,

Direct Digital Holdings, Inc.

/s/ Mark Walker
Name:	Mark Walker
Title:	Chairman and Chief Executive Officer

cc:	(via email) Keith Smith, President, Direct Digital Holdings, Inc.
Susan Echard, Chief Financial Officer, Direct Digital Holdings, Inc.
Phyllis Young, McGuireWoods LLP
Stephen Older, McGuireWoods LLP
Rakesh Gopalan, McGuireWoods LLP Ben Stacke, Faegre Drinker Biddle & Reath LLP